Exhibit 99.1

FEMSA Announces Shareholders Meeting

Monterrey, Mexico, February 02, 2016 — FOMENTO ECONOMICO MEXICANO, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX, BMV: FEMSAUBD, FEMSAUB) announces it will hold its Annual Shareholders Meeting on March 8, 2016.

Additionally, the company informs that the record date for FEMSA’s ADS holders (NYSE: FMX) in the US will be February 12, 2016.

(This release is an English translation of a document filed with the Mexican Stock Exchange.)

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format store chains including OXXO. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.